November 2, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Greg Belliston

Re:	BioForm Medical, Inc.
Registration Statement on Form S-1
File No. 333-145584

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned underwriters hereby join in the request of BioForm Medical, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement will be declared effective by the Securities and Exchange Commission at 1:00 p.m., Eastern Standard Time, on November 6, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 22, 2007 through the date hereof:

Preliminary Prospectus dated October 22, 2007:

7,195 copies to prospective underwriters, institutional advisors, dealers and others

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 of the General Rules and Regulations under the Securities Exchange Act of 1934.

Sincerely,

J.P. MORGAN SECURITIES INC.

PIPER JAFFRAY & CO.

CIBC WORLD MARKETS CORP.

JEFFERIES & COMPANY, INC.

By: Piper Jaffray & Co.

/s/ Christie L. Christina
Signature
Title: Managing Director
Name: Christie L. Christina